Exhibit 99.1

Global Engine Group Holding Limited Announces Extraordinary General Meeting Results and Approval of Dual-Class Share Structure

HONG KONG, March 31, 2025 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (Nasdaq: GLE) (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies, today announced the results of the Company’s Extraordinary General of Shareholders (the “EGM”) held on 10:00 am, Hong Kong time, March 27, 2025 (10:00 pm U.S. Eastern Time, March 26, 2025) at its executive office at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong, and virtually by teleconference.

At the EGM, shareholders of the Company approved the proposals that:

●	the currently issued 18,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis, and the remaining authorised but unissued ordinary shares of be re-designated and re-classified into (i) 581,700,000 Class A Ordinary Shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share;

●	adopt new memorandum and articles of association (the “New M&A”) of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

●	4,640,000 Class A Ordinary Shares held by Valuable Fortune Limited be repurchased in exchange for the issuance of 4,640,000 Class B Ordinary Shares to Valuable Fortune Limited.

The Company plans to effectuate the proposed corporate actions by filing with the registry of corporate affairs of the British Virgin Islands the New M&A on March 31, 2025, and expects that the re-classified Class A Ordinary Shares to commence trading on Nasdaq on or around April 7, 2025.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via a wholly-owned subsidiary incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) Internet-of-things (“IoT”) solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the reports of the Company filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Janice Wang, Managing Partner
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214